Exhibit 99.3
FIRST AMENDMENT TO INDENTURE
     First Amendment, dated as of December 15, 2008 (this “First Amendment”), to the Indenture, dated as of November 9, 2006 (the “Indenture”) between BELLUS Health Inc., a corporation (formerly known as Neurochem Inc.) organized under the Canada Business Corporations Act (the “Company”) and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”).
WITNESSETH:
     WHEREAS, Section 9.02 of the Indenture provides that the Company, with the consent of the Trustee, may amend the Indenture with the written consent of the Holders of at least a majority in aggregate principal amount of the Securities;
     WHEREAS, Holders of at least a majority in aggregate principal amount of the Securities have consented in writing to this First Amendment;
     NOW, THEREFORE, it is hereby agreed as follows:
     1. Termination of Trading. The definition of the term “Termination of Trading” in Section 1.01 of the Indenture is hereby amended to read as follows in the entirety, effective as of the date of this First Amendment:
     A “Termination of Trading” shall be deemed to occur if the Common Shares of the Company (or other common stock into which the Securities are then convertible (disregarding any cash payments for the Principal Return due upon conversion, cash payments permitted to be paid hereunder in lieu of other property otherwise due upon conversion, and cash due upon conversion in lieu of fractional shares)) is not listed for trading on a recognized securities exchange. The Toronto Stock Exchange or any successor thereto (as well as any U.S. national securities exchange) shall be deemed a recognized securities exchange.
     2. Other Capitalized Terms. Capitalized terms used but not defined herein are used as defined in the Indenture.
     3. Indenture Otherwise Unchanged. Other than as amended hereby, the Indenture shall remain unchanged and in full force and effect.

     4. Trustee Not Responsible. The Trustee makes no representation as to the validity or sufficiency of this First Amendment. The recitals and statements herein are deemed to be those of the Company and not the Trustee.
     IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be duly executed as of the date first above written.

BELLUS HEALTH INC.

By	/s/ Mariano Rodriguez Name: Mariano Rodriguez
Title: Vice President, Finance and CFO

By	/s/ David Skinner

Name: David Skinner
Title: Vice President, General Counsel and Corporate Secretary

THE BANK OF NEW YORK

MELLON, as Trustee

By:	/s/ Lici Zhu

Name: Lici Zhu
Title: Assistant Vice President